UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________	Commission File Number __________________

____________________

Alpine Summit Energy Partners, Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1311	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

2200 HSBC Building
885 West Georgia Street

Vancouver, BC V6C 3E8
(346) 264-2900

(Address and telephone number of Registrant's principal executive offices)

____________________

Cogency Global Inc.
122 E 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: Subordinate Voting Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes      [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[  ] Yes      [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Alpine Summit Energy Partners, Inc. (previously known as Red Pine Petroleum Ltd.) (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Registrant. All statements, other than statements of historical fact, made by the Registrant that address activities, events or developments that the Registrant expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Registrant are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Registrant at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Registrant and the anticipated use of such funds; the availability of financing opportunities, risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to the oil and gas industry, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the oil and gas industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Registrant; the concentrated voting control of Craig Perry; risks relating to the management of growth; increased costs associated with the Registrant becoming a publicly traded company; increasing competition in the industry; risks inherent in an oil and gas company; risks relating to energy costs; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; the limited market for securities of the Registrant; as well as those risk factors discussed in Section 21 of the Registrant's Listing Application attached hereto as Exhibit 99.39.

Consequently, all forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences or effects. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are provided and made as of the date of this Registration Statement, and the Registrant does not undertake any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

OIL AND GAS INFORMATION

All production and reserves quantities included in this Registration Statement and the documents incorporated by reference therein have been prepared in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the United States Securities and Exchange Commission by United States companies.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.47 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of certain experts named in the foregoing Exhibits as Exhibit 99.48 through 99.53 inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF SUBORDINATE VOTING SHARES

The required disclosure is provided under the heading "Description of Securities To Be Listed - Subordinate Voting Shares" in the Registrant's Listing Application, attached hereto as Exhibit 99.39.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is provided under the heading "Off-Balance Sheet Arrangements" in (i) Management's Discussion and Analysis of the Registrant for the three months ended June 30, 2021, attached hereto as Exhibit 99.37, and (ii) Schedule K to the Listing Application, attached hereto as Exhibit 99.39, which are incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

As of March 31, 2021, the Registrant had Cdn$31,324 of current accounts payable and accrued liabilities, all of which have payment due dates of less than one year.  There are no other known contractual obligations.

The following table lists, as of June 30, 2021, information with respect to the Registrant's pro-forma contractual obligations in United States dollars:

Contractual Obligations	Carrying Value Total	Contractual Cash Flow	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts Payable and Accrued Liabilities	$26,363,359	$26,363,359	$26,363,359	-	-	-
Commodity Contracts	$22,092,347	$22,092,347	$11,727,416	$7,988,934	$1,264,343	$1,111,654
Promissory Notes	$2,450,000	$2,450,000	$2,450,000	-	-	-
Capital Lease	$482,057	$482,057	$42,688	$432,000	$7,369	-
Asset-Backed Preferred Instrument	$17,608,382	$17,608,382	-	$17,608,382	-	-
Development Partnerships Liabilities	$30,494,038	$32,603,808	$30,494,038	$1,706,194	$403,576	-
Long-Term Debt Obligations	$29,441,601	$31,911,228	$11,152,085	$9,594,151	$5,738,858	$5,426,134
Total	$128,931,784	$135,511,181	$82,229,586	$37,329,661	$7,414,146	$6,537,788

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpine Summit Energy Partners, Inc.

	By:	/s/ Darren Moulds
Name: Darren Moulds
Date: October 12, 2021		Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Notice of Change of Auditor dated June 22, 2020

99.2	Letter from Successor Auditor dated June 25, 2020

99.3	Letter from Former Auditor dated June 30, 2020

99.4	Management's Discussion and Analysis of Red Pine Petroleum Ltd. for the year ended March 31, 2020

99.5

Form 52-109FV1 - Certification of Annual Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF of Red Pine Petroleum Ltd. for the financial year ended March 31, 2020 by CFO dated July 29, 2020

99.6

Form 52-109FV1 - Certification of Annual Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF of Red Pine Petroleum Ltd. for the financial year ended March 31, 2020 by CEO dated July 29, 2020

99.7	Audited Annual Financial Statements of Red Pine Petroleum Ltd. for the years ended March 31, 2020 and 2019

99.8	Management's Discussion and Analysis of Red Pine Petroleum Ltd. for the period ended June 30, 2020

99.9

Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended June 30, 2020 by CFO dated August 31, 2020

99.10

Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended June 30, 2020 by CEO dated August 31, 2020

99.11	Unaudited Condensed Interim Financial Statements of Red Pine Petroleum Ltd. for the three months ended June 30, 2020

99.12	News Release dated October 13, 2020

99.13	Management's Discussion and Analysis of Red Pine Petroleum Ltd. for the period ended September 30, 2020

99.14

Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended September 30, 2020 by CFO dated November 25, 2020

99.15

Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended September 30, 2020 by CEO dated November 25, 2020

99.16	Unaudited Condensed Interim Financial Statements of Red Pine Petroleum Ltd. for the three and six months ended September 30, 2020

99.17	Material Change Report dated February 12, 2021

99.18	News Release dated February 12, 2021

Exhibit	Description

99.19	Management’s Discussion and Analysis of Red Pine Petroleum Ltd. for the period ended December 31, 2020

99.20	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended December 31, 2020 by CFO dated February 22, 2021

99.21	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended December 31, 2020 by CFO dated February 22, 2021

99.22	Unaudited Condensed Interim Financial Statements of Red Pine Petroleum Ltd. for the three and nine months ended December 31, 2020

99.23	News Release dated April 8, 2021

99.24	Material Change Report dated April 8, 2021

99.25	Business Combination Agreement among Red Pine Petroleum Ltd., HB2 Origination, LLC, Alpine Summit Energy Partners Finco, Inc., Red Pine Petroleum Subco Ltd. and Alpine Summit Energy Investors, Inc. dated April 8, 2021

99.26	Notice of Annual General and Special Meeting of Shareholders of Red Pine Petroleum Ltd. to be held on May 25, 2021 and Management Information Circular dated April 23, 2021

99.27	Form of Proxy of Red Pine Petroleum Ltd. for the Annual General and Special Meeting of Shareholders of Red Pine Petroleum Ltd. to be held on May 25, 2021

99.28	News Release dated May 5, 2021

99.29	Form 52-109FV1 – Certification of Annual Filings – Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF of Red Pine Petroleum Ltd. for the financial year ended March 31, 2021 by CFO dated May 21, 2021

99.30	Form 52-109FV1 – Certification of Annual Filings – Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF of Red Pine Petroleum Ltd. for the financial year ended March 31, 2021 by CEO dated May 21, 2021

99.31	Management’s Discussion and Analysis of Red Pine Petroleum Ltd. for the year ended March 31, 2021

99.32	Audited Annual Financial Statements of Red Pine Petroleum Ltd. for the years ended March 31, 2021 and 2020

99.33	News Release dated August 16, 2021

99.34	Material Change Report dated August 16, 2021

99.35	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Petroleum Ltd. for the interim period ended June 30, 2021 by CFO dated August 16, 2021

Exhibit	Description

99.36

Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate of Red Pine Petroleum Ltd. in connection with the filing of the interim financial report and interim MD&A of Red Pine Investment Ltd. for the interim period ended June 30, 2021 by CEO dated August 16, 2021

99.37	Management's Discussion and Analysis of Red Pine Petroleum Ltd. for the three months ended June 30, 2021

99.38	Unaudited Condensed Interim Financial Statements of Red Pine Petroleum Ltd. for the three months ended June 30, 2021

99.39	Listing Application of Alpine Summit Energy Partners, Inc. dated September 3, 2021

99.40	News Release dated September 7, 2021

99.41	Amended Articles of Alpine Summit Energy Partners, Inc.

99.42	Certificate of Change of Name dated September 7, 2021

99.43	Material Change Report dated September 8, 2021

99.44	National Instrument 51-102 Notice - Change of Corporate Structure dated September 8, 2021

99.45	News Release dated September 9, 2021

99.46	News Release dated September 23, 2021

99.47	News Release dated September 30, 2021

99.48	News Release dated October 7, 2021

99.49	Consent of Michael J. Verney (P.Eng.)

99.50	Consent of Ardit Baboci (E.I.T.)

99.51	Consent of David G. Jenkinson (P. Geol.)

99.52	Consent of McDaniel & Associates Consultants Ltd.

99.53	Consent of Clearhouse LLP

99.54	Consent of RSM Alberta LLP